

Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

WY Secretary of State
FILED: 01/02/2019 08:16 AM
Original ID: 2018-000813774
Amendment ID: 2019-002475343

Profit Corporation
Articles of Incorporation

1. Corporation name:

ATTORNEY ET AL. INC

2. This entity elects to be a statutory close corporation: ☐

(You may refer to the Close Statutory Close Corporation Supplement for more information W.S. 17-17-101 through 17-17-151.)

3. Name and physical address of its registered agent:

(The registered agent may be an individual resident in Wyoming or a domestic or foreign business entity authorized to transact business in Wyoming. The registered agent must have a physical address in Wyoming. If the registered office includes a suite number, it must be included in the registered office address. A Drop Box is not acceptable. A PO Box is acceptable if listed in addition to a physical address.)

Name: LEGALINC CORPORATE SERVICES, INC

Address: 5830 E. 2ND ST, STE 8
CASPER. WY 82609
EFILE1234@INCFILE.COM

(If mail is received at a Post Office Box, please list above in addition to the physical address.)

4. Mailing address of the corporation:

ATTORNEY ET AL, LLC
PO BOX 3448
REDWOOD CITY, CA. 94064

5. Principal office address:

ATTORNEY ET AL, LLC
1903A COOLEY AVE
EAST PALO ALTO, CA. 94064



Received
DEC 2 0 2018
Secretary of State
Wyoming

6. Number and class of shares the corporation will have the authority to issue:

The corporation is authorized to issue TWO classes of common shares, which shall be designated.
a. Class A Common shares having a total number of twenty five million (25,000,000) voting shares.
b. Class B Common shares having a total number of ten million (10,000,000) non voting shares.
The total number of authorized common shares, both Class A and Class B, is thirty five million shares

P-ArticlesIncorporation - Revised October 2015

7. Name and address of each incorporator:

Name:

| MICHAEL LYNN GABRIEL |

Address:

| 1903A COOLEY AVE, EAST PALO ALTO, CA 94303 |

8. Execution (*all incorporators must sign*):

Signature: *Michael Lynn Gabriel*

Print Name: MICHAEL LYNN GABRIEL

Date: 12/18/2018
(mm/dd/yyyy)

Signature: _____

Print Name:

Date: _____
(mm/dd/yyyy)

Signature: _____

Print Name:

Date: _____
(mm/dd/yyyy)

Contact Person: MICHAEL LYNN GABRIEL

Daytime Phone Number: 650-888-9189

Email: questions@attorneyetal.com, aetal@attorneyetal.com

(Email provided will receive annual report reminders and filing evidence)
*May list multiple email addresses



Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Consent to Appointment by Registered Agent

I, | LEGALINC CORPORATE SERVICES INC., | , registered office located at

(name of registered agent)

| 5830 E 2nd St Ste 8,
Casper, WY 82609 | voluntarily consent to serve

* *(registered office physical address, city, state & zip)*

as the registered agent for | ATTORNEY ET AL, INC |

(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature:    **Date:** | 12/13/2018 |

(Shall be executed by the registered agent.)   *(mm/dd/yyyy)*

Print Name: | Erik Treutlein | Daytime Phone: | (888) 462-3453 |

Title: | President | Email: | EFILE1234@INCFILE.COM |

Registered Agent Mailing Address
(if different than above):

---

*If this is a current registered agent changing their registered address on file, complete the following:

Previous Registered Office(s):

I hereby certify that:
- After the changes are made, the street address of my registered office and business office will be identical.
- This change affects every entity served by me and I have notified each entity of the registered office change.
- I certify that the above information is correct and I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: _____   **Date:** _____

(Shall be executed by the registered agent.)   *(mm/dd/yyyy)*

RAConsent – Revised October 2015

CONVERSION STATEMENT OF

ATTORNEY ET AL, LLC

On December 12, 2018, in East Palo Alto California a duly called and noticed meeting of members of **Attorney Et Al, LLC** a duly formed Wyoming LLC was held.

The purpose of the meeting was to vote on the consent to the conversion of **Attorney Et Al, LLC** from a limited liability company into a Wyoming corporation with the name **Attorney Et Al, INC**

UPON MOTION DULY MADE, SECONDED AND CARRIED BY THE UNANIMOUS CONSENT OF THE MEMBERS, IT WAS RESOLVED THAT:

Pursuant to W.S. 17-16-202 **Attorney Et Al. LLC** which was formed as a Wyoming LLC on July 27, 2018 Original ID Number 2018-000813774 will be converted into a Wyoming Corporation with the name **Attorney Et Al, INC.**

IT WAS FURTHER RESOLVED BY UNANANIMOUS CONSENT OF THE MEMBERS THAT:

The new corporation Attorney Et Al, INC is authorized to issue TWO classes of common shares, which shall be designated:

a. **Class A Common shares** having a total number of twenty five million (25,000,000) voting shares.

b. **Class B Common shares** having a total number of ten million (10,000,000) non voting shares.

The total number of authorized common shares, both Class A and Class B, is thirty five million shares (35,000,000)

IT WAS FURTHER RESOLVED BY UNANAMIOUS CONSENT OF THE MEMBERS THAT:

MICHAEL LYNN GABRIEL is authorized to execute and file Articles of Incorporation with the Wyoming Secretary of State and execute all documents necessary to complete the conversion of **Attorney Et Al, LLC** into **Attorney Et Al, INC**

Dated December 12, 2018

Michael Lynn Gabriel

Michael Lynn Gabriel, Managing Member
Secretary of Members' meeting

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF CONVERSION

ATTORNEY ET AL, LLC converted from a **Wyoming Limited Liability Company** to **ATTORNEY ET AL. INC** a **Wyoming Profit Corporation**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **2nd** day of **January, 2019**



Edward A. Buchanan
Secretary of State

By: _____ Bailey Johnson _____

Filed Date: 01/02/2019